                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                        LEAP WIRELESS INTERNATIONAL, INC.
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                              (NAME OF THE ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                   521863 10 0
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                                 (CUSIP NUMBER)


                             STEVEN R. ALTMAN, ESQ.
                            EXECUTIVE VICE PRESIDENT
                          AND PRESIDENT, TECH ALLIANCE
                              QUALCOMM INCORPORATED
                              5775 MOREHOUSE DRIVE
                               SAN DIEGO, CA 92121
                                 (858) 587-1121
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 31, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               (Page 1 of 7 pages)

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

---------------------                                          -----------------
CUSIP NO. 521863 10 0                 13D                      Page 2 of 7 Pages
---------------------                                          -----------------

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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          QUALCOMM INCORPORATED
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [ ]
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS
          OO, WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                      [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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                           7     SOLE VOTING POWER
        NUMBER                           5,161,624 (1)
          OF             -------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY                        -0-
       OWNED BY          -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON                           5,161,624 (1)
         WITH            -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,161,624
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                      [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.59% (1)(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON     CO
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(1)     Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of
        1934, as amended.

(2) Percent based upon 33,840,461 outstanding shares of the Issuer's Common Stock, as of May 31, 2001, adjusted as required by rules promulgated by the SEC.


                               (Page 2 of 7 pages)

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed on behalf of QUALCOMM Incorporated, a Delaware corporation, as an amendment to the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 2, 1998, as amended by Amendment No. 1 filed February 22, 2001 (collectively, the "Schedule 13D"), relating to shares of Common Stock, par value $.0001, of Leap Wireless International, Inc. (the "Issuer"). The Schedule 13D is hereby further amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                (a) This statement is filed by QUALCOMM Incorporated, a Delaware corporation ("QUALCOMM"). QUALCOMM is principally in the business of providing digital wireless communications equipment, technologies and services.

                (b) The address of the principal business office of QUALCOMM is 5775 Morehouse Drive, San Diego, California 92121.

                (c) The name, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of QUALCOMM are set forth on Schedule I to this Amendment No. 2.

                (d) During the last five years, there have been no criminal proceedings against QUALCOMM, or, to the best knowledge of QUALCOMM, any of the directors or executive officers of QUALCOMM listed on Schedule I to this Amendment No. 2.

                (e) During the last five years, neither QUALCOMM nor, to the best knowledge of QUALCOMM, any of the directors or executive officers of QUALCOMM listed on Schedule I to this Amendment No. 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Each of the persons identified on Schedule I attached hereto is a citizen of the United States of America.


                               (Page 3 of 7 pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

                (a)--(b) As of May 31, 2001, QUALCOMM had beneficial ownership of 5,161,624 shares of Issuer's Common Stock, including 3,375,000 shares which QUALCOMM has the right to acquire pursuant to the Warrant and up to 770,924 shares upon the exercise of the Senior Discount Unit Warrants.

                QUALCOMM has sole power to vote and dispose of all of the shares of Issuer's Common Stock beneficially owned by it. Based upon the number of shares outstanding as of May 31, 2001, QUALCOMM's beneficial ownership in the Issuer constitutes approximately 13.59% of the outstanding shares of Common Stock.

                Information regarding the beneficial interests of each executive officer and director of QUALCOMM in Issuer's Common Stock is described in Schedule II attached to this Amendment No. 2.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  June 19, 2001

                                    QUALCOMM INCORPORATED,
                                    a Delaware corporation


                                    By:    /s/ Anthony S. Thornley
                                         -----------------------------------
                                           Anthony S. Thornley
                                           Executive Vice President and
                                           Chief Financial Officer


                               (Page 4 of 7 pages)

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF QUALCOMM INCORPORATED

Irwin M. Jacobs is the Chairman of the Board of Directors and Chief Executive Officer of QUALCOMM.

Richard Sulpizio is a Director and the President and Chief Operating Officer of QUALCOMM.

Steven R. Altman is an Executive Vice President and President, Tech Alliance.

Franklin P. Antonio is an Executive Vice President and the Chief Technology Officer of QUALCOMM.

Paul E. Jacobs is an Executive Vice President of QUALCOMM.

Anthony S. Thornley is an Executive Vice President and the Chief Financial Officer of QUALCOMM.

Louis M. Lupin is the Senior Vice President and General Counsel of QUALCOMM.

Donald E. Schrock is a Senior Vice President and the President, QCT Products Division of QUALCOMM.

Richard C. Atkinson is a Director of QUALCOMM. Dr. Atkinson is also currently the President of the University of California, with its principal place of business at 1111 Franklin St., Flr. 12, Oakland, CA 94607.

Adelia A. Coffman is a Director of QUALCOMM. Ms. Coffman also currently provides financial consulting services and is active in Oregon Diverse Industries, LLC, a real estate investment and development company with its principal place of business at 4902 McLoughlin Dr., Central Point OR 97504 and of which she is an owner.

Diana Lady Dougan is a Director of QUALCOMM. Ambassador Dougan serves as senior advisor and international communications studies chair of the Center for Strategic and International Studies and chairwoman of the Cyber Century Forum.

Neil Kadisha is a Director of QUALCOMM. Mr. Kadisha is also Chief Executive Officer of Omninet Capital, a venture capital firm focused on investments in the fields of wireless communications and broadband infrastructure. Mr. Kadisha is also the Chairman and Chief Executive Officer of Switchpoint Networks, Inc., a broadband internet technology company. He serves on the Board of Directors of various privately held companies.


                               (Page 5 of 7 pages)

Robert E. Kahn is a Director of QUALCOMM. Dr. Kahn is also Chairman, Chief Executive Officer and President of the Corporation for National Research Initiatives (CNRI), with its principal place of business at 1895 Preston White Drive, Suite 100, Reston, VA 20191.

Jerome S. Katzin is a Director of QUALCOMM.

Duane A. Nelles is a Director of QUALCOMM. Mr. Nelles is in the personal investment business and serves on the Board of Directors of WFS Financial Inc., an automotive finance company.

Frank Savage is a Director of QUALCOMM. He also serves as Chairman of Alliance Capital Management International, with its principal place of business at 1345 Avenue of the Americas, New York, NY 10105, and a Director of Alliance Capital Management Corporation. Alliance Capital is an investment management subsidiary of Equitable Life Assurance Society. Mr. Savage is a Director of Lockheed Martin Corporation, an aero-technology corporation, ENRON Corporation, an energy company, Essence Communications, Inc., a media company and The Johns Hopkins and Howard Universities.

Brent Scowcroft is a Director of QUALCOMM. General Scowcroft is the President of The Scowcroft Group, Inc., an international business consulting firm with its principal place of business at 900 17th St., NW, Suite 500, Washington, DC 20006. He is also the President of the Forum for International Policy, a non-profit organization that promotes American leadership and foreign policy. General Scowcroft is a Director of Pennzoil-QuakerState, an automotive consumer car care company.

Peter M. Sacerdote is a Director of QUALCOMM. Mr. Sacerdote is an advisory director of Goldman Sachs & Co., with its principal place of business at 85 Broad St., 19th Floor, New York, NY 10004, where he also serves as Chairman of its Investment Committee. He also serves as a Director of AMF Group, Inc., a bowling center operator and equipment manufacturer, Franklin Resources, Inc., a mutual fund management company, and Hexcel Corporation, a materials manufacturer.

Marc I. Stern is a Director of QUALCOMM. He is also the President of The TCW Group, Inc., an asset management firm with its principal place of business at 865 S. Figueroa, Los Angeles, CA 90017. Mr. Stern is the non-executive chairman of Apex Mortgage Capital, Inc., a financial services company, and chairman of TCW Galileo Funds, Inc., a registered investment company.

All individuals described in this Schedule I are U.S. citizens and are employed at, or retained as Directors by, QUALCOMM Incorporated, 5775 Morehouse Drive, San Diego, CA 92121.


                               (Page 6 of 7 pages)

                                   SCHEDULE II

                  BENEFICIAL OWNERSHIP OF ISSUER'S COMMON STOCK
          BY EXECUTIVE OFFICERS AND DIRECTORS OF QUALCOMM INCORPORATED

        The following table sets forth certain information regarding the ownership of the Issuer's Common Stock as of May 31, 2001 by each executive officer and director of QUALCOMM Incorporated:


                                                                   BENEFICIAL OWNERSHIP(1)
                                                                  ------------------------
                                                                  NUMBER OF      PERCENT OF
BENEFICIAL OWNER                                                   SHARES          TOTAL
                                                                  ---------      ---------
Irwin Mark Jacobs(2)(9) ....................................        883,017        2.59%
Richard Sulpizio(3)(9) .....................................         29,052           *
Steven R. Altman(9) ........................................          7,500           *
Franklin P. Antonio(9) .....................................        193,568           *
Paul E. Jacobs(4)(9) .......................................         37,858           *
Anthony S. Thornley(9) .....................................         27,198           *
Louis M. Lupin(9) ..........................................          1,304           *
Donald E. Schrock(9) .......................................         34,750           *
Richard C. Atkinson(5)(9) ..................................         18,770           *
Adelia A. Coffman(6)(9) ....................................         59,733           *
Diana Lady Dougan ..........................................              0          --
Neil Kadisha(9) ............................................        378,736        1.12%
Robert E. Kahn(9) ..........................................         13,500           *
Jerome S. Katzin(7)(9) .....................................         68,332           *
Duane A. Nelles(9) .........................................         17,500           *
Peter M. Sacerdote(8)(9) ...................................         22,750           *
Frank Savage(9) ............................................          6,625           *
Brent Scowcroft(9) .........................................         17,250           *
Marc I. Stern(9) ...........................................         16,500           *
                                                                  ---------      ---------
All Executive Officers and Directors as a Group (19
persons)(9) ................................................      1,833,943        5.34%


------------

*       Less than one percent.

(1) This table is based upon information supplied by officers and directors. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, QUALCOMM believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,840,461 shares outstanding on May 31, 2001, adjusted as required by rules promulgated by the SEC.

(2)     Includes 663,517 shares held in family trusts.

(3) Includes 878 shares held in family trusts and 174 shares held for the benefit of Mr. Sulpizio's children.

(4)     Includes 1,608 shares held for the benefit of Mr. Jacobs' children.

(5) Includes 1,250 shares held in a foundation of which Dr. Atkinson disclaims beneficial ownership. Also includes 1,020 shares held in trusts for the benefit of Dr. Atkinson's grandchildren, of which he and his spouse are the trustees.

(6)     Includes 38,233 shares held in family trusts.

(7) Includes 43,065 shares held in family trusts and 8,767 shares held in trusts for the benefit of Mr. Katzin's grandchildren, of which Mr. Katzin's spouse is the trustee.

(8) Includes 6,250 shares held in a foundation of which Mr. Sacerdote disclaims beneficial ownership and 15,000 shares held in family trusts.

(9) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of May 31, 2001 pursuant to stock options: Dr. Irwin Jacobs, 219,500 shares; Mr. Sulpizio, 28,000 shares; Mr. Altman, 7,500 shares; Mr. Antonio, 39,125 shares; Dr. Paul Jacobs, 36,250 shares; Mr. Thornley, 27,000 shares; Mr. Lupin, 1,200 shares; Mr. Schrock, 34,750 shares; Dr. Atkinson, 16,500 shares; Ms. Coffman, 21,500 shares; Ambassador Dougan, 0 shares; Mr. Kadisha, 16,500 shares; Dr. Kahn, 13,500 shares; Mr. Katzin, 16,500 shares; Mr. Nelles, 16,500 shares; Mr. Sacerdote, 1,500 shares; Mr. Savage, 6,500 shares; Mr. Scowcroft, 15,500 shares; Mr. Stern, 16,500 shares; all directors and executive officers as a group, 534,325 shares.


                               (Page 7 of 7 pages)